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                        UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                     000-28127
                                                    CUSIP NUMBER
                                                      n/a

                        (Check One):

(X) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR For Period Ended: December 31, 1999 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period
                 Ended:

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                             Argen Corporation

                             Full Name of Registrant



                   1490 Blue Jay Circle Weston, FL 33327-2005
                              City, State, Zip Code

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is filing its first annual report and is attempting to obtain all the necessary documentation of the information required for inclusion in such report.

As a result, the Registrant's Form 10-KSB could not be filed accurately within the prescribed period without unreasonable effort and expense.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Alfred Arberman                    (954)               385-2553
   (Name)                        (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Argen Corporation has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                               By:
March 30, 2000                      /s/ Alfred Arberman, Chief Financial Officer
                                    and Principal Financial Accounting Officer